MIDTOWN PARTNERS & CO., LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2015

Balance, December 31, 2014	$	484,725
Contributions by member:		
Cash		195,000
Securities owned		162,500
Net loss		(584,691)
Distributions to member:		
Cash		(35,000)
Balance, December 31, 2015	$	222,534

See accompanying notes.